SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 3

Under the Securities Exchange Act of 1934

VOYAGER ENTERTAINMENT INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92908D 10 1

(CUSIP Number)

September 30, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Don & Nancy Tyner

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	(5)	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER	7,619,708
OWNED BY
EACH REPORTING	(7)	SOLE DISPOSITIVE POWER	0
PERSON WITH
	(8)	SHARED DISPOSITIVE POWER	7,619,708

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PARTY

7,619,708 - Common Stock

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10% - Common Stock

12     TYPE OF REPORTING PERSON*

(GR) GROUP

ITEM 1.

(a)     Name of Issuer:

        Voyager Entertainment International, Inc.

(b)     Address of Issuer's Principal Executive Offices:

          4483 West Reno Avenue

Las Vegas, Nevada 89118

ITEM 2.

(a)     Names of Persons Filing:

         Don and Nancy Tyner, United States Citizens

(b)     Address or Principal Business Office or, if none, Residence:

          Each of the reporting persons and entities has a business address of:

          9807 Highridge

          Las Vegas, Nevada 89134

(c)     Citizenship:

          Shown in Item 2 (a) above.

(d)     Title of Class of Securities:

          Common Stock, $0.001 par value

(e) CUSIP No.:

92908D 10 1

ITEM 3.

        NOT APPLICABLE

ITEM 4.    OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Don and Nancy Tyner

a. Amount Beneficially Owned: 7,619,708 - Common Stock

b. Percent of class: 10% - Common Stock

c. Number of shares as to which such person has:

i. Sole power to vote or to direct the vote:                                      0

ii. Shared power to vote or to direct the vote:                                 7,619,708*

iii. Sole power to dispose or to direct the disposition of:                  0

iv. Shared power to dispose or to direct the disposition of:              7,619,708*

* All shares are held by Mr. & Mrs. Tyner jointly.

ITEM 5.    Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6.     Ownership of More than 5 Percent on Behalf of Another Person

    NOT APPLICABLE

ITEM 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

    NOT APPLICABLE

ITEM 8. Identification and Classification of Members of the Group

    NOT APPLICABLE

ITEM 9. Notice of Dissolution of Group

    NOT APPLICABLE

ITEM 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2005                                                                                             Don Tyner

                                                                                                                                        By: /s/ Don Tyner

                                                                                                                                              Don Tyner

                                                                                                                                        Nancy Tyner

                                                                                                                                        By: /s/ Nancy Tyner

                                                                                                                                              Nancy Tyner